UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons I-Tseng Jenny Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,609,789(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,609,789(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,609,789(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 445,272 shares of Common Stock held by M Zion Capital, LLC (“M Zion Capital”), an entity controlled by Ms. Chan, (ii) 445,272 shares of Common Stock held by M Olivet Capital, LLC (“M Olivet Capital”), an entity controlled by Ms. Chan, (iii) 445,272 shares of Common Stock held by M Cannan Capital, LLC (“M Cannan Capital”), an entity controlled by Ms. Chan and (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 described herein with an outstanding principal amount of $15,000,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Raymond Chang, a member of the Board of Directors and the CEO of the Issuer, and/or Ms. Chan, in which case the 49.99% beneficial ownership limitation will apply to each of them individually.

Ms. Chan disclaims beneficial ownership with respect to the shares held by M Zion Capital, the shares held by M Olivet Capital, the shares held by M Cannan Capital and the shares entitled to CP Acquisitions upon conversion of its convertible note, in each case except to the extent of her pecuniary interest therein.

(2)	Based on 6,846,419 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon conversion of the convertible note in footnote (1), subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Zion Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 445,272 shares of Common Stock held by M Zion Capital.

(2)	Based on 6,846,419 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Olivet Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 445,272 shares of Common Stock held by M Olivet Capital.

(2)	Based on 6,846,419 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Cannan Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 445,272 shares of Common Stock held by M Cannan Capital.

(2)	Based on 6,846,419 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,273,973(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,273,973(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,273,973(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 described herein with an outstanding principal amount of $15,000,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Raymond Chang, a member of the Board of Directors and the CEO of the Issuer, and/or Ms. Chan, in which case the 49.99% beneficial ownership limitation will apply to each of them individually.

(2)	Based on 6,846,419 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon conversion of the convertible note in footnote (1) above, subject to applicable beneficial ownership limitations.

SCHEDULE 13D – EXPLANATORY NOTE

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Agrify Corporation, a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 2468 Industrial Drive Troy, MI 48084.

Item 2. Identity and Background.

This statement is filed by I-Tseng Jenny Chan (“Ms. Chan”), M Zion Capital, LLC (“M Zion Capital”), M Olivet Capital, LLC (“M Olivet Capital”), and M Cannan Capital, LLC (“M Cannan Capital”) (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

Ms. Chan’s principal occupation is serving as a luxury brand professional. The principal occupation of M Zion Capital, M Olivet Capital and M Cannan Capital is asset management.

Ms. Chan is a citizen of the United States of America, and her principal business address is c/o Agrify Corporation, 2468 Industrial Row Drive, Troy, Michigan 48084. M Zion Capital is organized under the laws of the Delaware, and has a principal business address of 27 Devon Rd, Brookline, MA 02467. M Olivet Capital is organized under the laws of the Delaware, and has a principal business address of 27 Devon Rd, Brookline, MA 02467. M Cannan Capital is organized under the laws of the Delaware, and has a principal business address of 27 Devon Rd, Brookline, MA 02467.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 25, 2024, CP Acquisitions and the Issuer consolidated the outstanding principal and interest due under the outstanding secured notes previously issued by the Issuer and held by CP Acquisitions into a certain single convertible note, titled “Senior Secured Amended, Restated and Consolidated Convertible Note due 2025” (the “Restated Note”), with an outstanding principal amount of approximately $18,900,583.71 at the time of issuance of the Restated Note. The Restated Note is convertible at a current conversion price of $1.46 per share, as may be adjusted per the Note from time to time, subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Raymond Chang, a member of the Board of Directors and the CEO of the Issuer, and/or Ms. I-Tseng Jenny Chan, in which case the 49.99% beneficial ownership limitation will apply to each of them individually.

Immediately following the execution of the Restated Note, CP Acquisitions elected to convert approximately $3,900,583.71 of outstanding principal and accrued but unpaid interest into an aggregate of 2,671,633 shares of common stock, and assigned its rights to receive 1,335,817 of such shares to RTC3 2020 Irrevocable Family Trust, of which Mr. Raymond Chang retains the authority to remove the independent trustee, and the remainder of such shares to those certain entities controlled by Ms. Chan as follows: 445,272 shares to M Zion Capital, 445,272 shares to M Olivet Capital and 445,272 shares to M Cannan Capital. Following the conversion, there was $15,000,000.00 in principal amount outstanding under the Restated Note. CP Acquisitions does not presently intend to convert some or all of the outstanding principal amount and accrued but unpaid interest under the Restated Note, and may seek to exercise certain rights as a senior secured debtholder of the Issuer in the future.

No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes. Ms. Chan was elected to the Issuer’s Board of Directors at the Issuer’s Annual Meeting of Stockholders held on January 8, 2024. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, each Reporting Person may dispose of or acquire additional shares of the Issuer. Except as set forth above, no Reporting Person has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may receive additional equity grants in the future as a director of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Each Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 6,846,419 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Ms. Chan hereby disclaims beneficial ownership with respect to the securities held by M Zion Capital, M Olivet Capital and M Cannan Capital, except to the extent of her pecuniary interest therein.

(b)	Regarding the number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of each cover sheet.

(ii)	shared power to vote or to direct the vote: See line 8 of each cover sheet.

(iii)	sole power to dispose or to direct the disposition: See line 9 of each cover sheet.

(iv)	shared power to dispose or to direct the disposition: See line 10 of each cover sheet.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4, and 5 above is incorporated herein by reference.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Senior Secured Amended, Restated and Consolidated Convertible Note, dated January 25, 2024 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on January 25, 2024, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

I-Tseng Jenny Chan

/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan

M Zion Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Olivet Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Cannan Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

CP Acquisitions, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager